Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated December 2, 2013

Supplementing the Preliminary Prospectus Supplement, dated December 2, 2013

Registration No. 333-182242

AIRCASTLE LIMITED

$400,000,000 4.625% Senior Notes due 2018

Pricing Supplement dated December 2, 2013

to the

Preliminary Prospectus Supplement dated December 2, 2013

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The aggregate principal amount of Notes to be issued in the offering increased from $300.0 million to $400.0 million. The gross proceeds received from the increased amount of $100.0 million will be used to increase the amount of cash to the balance sheet to be used for general corporate purposes as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement. Following the increase in the aggregate principal amount of the Notes, the As Adjusted column of the capitalization table on page S-19 of the Preliminary Prospectus is adjusted as follows: Cash and cash equivalents is $631,950,000, notes offered hereby is $400,000,000, total debt is $3,731,674,000 and total capitalization is $5,331,877,000.

4.625% Senior Notes due 2018

Issuer:	Aircastle Limited

Security:	4.625% Senior Notes due 2018

Size:	$400,000,000

Maturity Date:	December 15, 2018

Coupon:	4.625%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2014.

Price to Public:	100.000%

Benchmark Treasury:	UST 1.250% due November 30, 2018

Benchmark Treasury Yield:	1.418%

Spread to Benchmark Treasury:	+ 321 bp

Yield:	4.625%

Gross Proceeds:	$400,000,000

Underwriting Discount:	1.5%

Net Proceeds to Issuer before Expenses:	$394,000,000

Optional Redemption:	The Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes from the redemption date through the maturity date of the notes (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the notes to be redeemed; provided, however, that if the period from the redemption date to the maturity date of the notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption Upon Certain Equity Offerings:	Prior to December 15, 2016, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of the notes issued under the Indenture at a redemption price equal to 104.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Issuer; provided that at least 65% of the sum of the aggregate principal amount of the notes originally issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Trade Date:	December 2, 2013

Expected Settlement Date:	December 5, 2013 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AL5 ISIN: US00928QAL59

Form of Offering:	SEC Registered (Registration No. 333-182242)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Allocation:	Initial Purchaser	Principal Amount of Notes

	Citigroup Global Markets Inc.	$100,000,000
	Goldman, Sachs & Co.	100,000,000
	J.P. Morgan Securities LLC	100,000,000
	RBC Capital Markets, LLC	100,000,000
	Total	$400,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.